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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Dated: December 7, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   December 7, 2006                   By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

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                                                          EXTERNAL NEWS RELEASE
                                                                       06-59-TC


FOR IMMEDIATE RELEASE:     December 7, 2006


                  TECK COMINCO ANNOUNCES NAUTILUS TRANSACTION


Vancouver, BC -- Teck Cominco Limited announced today that it has agreed with Nautilus Minerals Inc. to subscribe for US$25,000,000 in Nautilus common shares. Nautilus is the first company to commercially explore the ocean floor for gold, copper, zinc and silver seafloor massive sulphide deposits. Teck Cominco will hold an initial 8.08% interest in Nautilus on closing. In addition, Teck Cominco has agreed to fund US$12 million in research and development related to sub sea exploration and exploration and tenure acquisition costs in an area of interest consisting of seven country areas in the South Pacific ocean.

Teck Cominco will have the option to subscribe for an additional $15 million in equity of Nautilus before June 1, 2008 in order to acquire the right to form joint ventures with Nautilus in selected areas within the area of interest by incurring $25 million in exploration expenditures in each selected area within two years of the selection date to acquire an initial 40% or 50% interest, depending on the country selected. By incurring additional expenditures, Teck Cominco may earn a 50.1% or 60% interest in specific projects, depending on the country selected.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.


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For further information, please contact:

Greg Waller
Vice President, Investor Relations and Strategic Analysis
(604) 687-1117




                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com